UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-16531
GENERAL MARITIME SUBSIDIARY CORPORATION
(formerly General Maritime Corporation)

(Exact name of registrant as specified in its charter)

c/o General Maritime Corporation, 299 Park Avenue, New York, New York 10171 (212) 763-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share Series A Junior Participating Preferred Stock Purchase Rights Preferred Stock Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Pursuant to the requirements of the Securities Exchange Act of 1934, General Maritime Subsidiary Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 29, 2008

GENERAL MARITIME SUBSIDIARY CORPORATION
By:	/s/ Brian D. Kerr
	Name:	Brian D. Kerr
	Title:	Secretary